Exhibit 99.1

Arbe to Announce First Quarter 2026 Financial Results

and Hold a Conference Call on May 28, 2026

Tel Aviv, Israel, May 12, 2026 - Arbe Robotics Ltd. (Nasdaq: ARBE)(TASE: ARBE), a global leader in perception radar solutions, today announced that it will hold its first quarter 2026 results on Thursday, May 28, 2026 at 8:30 a.m. ET. The company will issue its financial results before the US market opens that same day.

Conference Call and Webcast Details

Speakers will include Kobi Marenko, President, Ram Machness, Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer.

The call will be webcast live and accessible from a link Arbe’s Investor Relations website at: https://ir.arberobotics.com. The call may also be accessed via telephone at:

US Toll Free: 1-844-481-3015

Israel: 1-809-212373

Internationally: 1-412-317-1880

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10208504/103de50d058.

Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed from the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=ywDGGTq9, or from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

An archived webcast of the conference call will also be made available on Arbe’s Investor Relations website at: https://ir.arberobotics.com on the day following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers and radar Tier-1s to develop safe driving systems that scale from hands-free, eyes-off capabilities up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the possible delisting of the Company’s ordinary shares from Nasdaq in the even the bid price of the Company’s ordinary shares remains below $1.00, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel, including the war with Iran and Hezbollah and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; \and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040